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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the fiscal third-quarter September 1, 2002–November 30, 2002

Concordia Bus AB (publ)

(Translation of registrant's name into English)

Solna Strandvag 78, 17154 Solna, Sweden

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant files by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

CONCORDIA BUS AB
STOCKHOLM, SWEDEN

THIRD QUARTER SEPTEMBER 1, 2002–NOVEMBER 30, 2002
AND
NINE MONTHS PERIOD MARCH 1, 2002–NOVEMBER 30, 2002

  The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

INDEX

Operational and Financial Review
Management's discussion and analysis of financial condition and results of operations	3
Quantitative and qualitative disclosures about market risk	11
Unaudited Consolidated financial statements—Concordia Bus AB (publ) and subsidiaries
Unaudited consolidated interim statements of operations for the three months ended November 30, 2002 and 2001	13
Unaudited consolidated interim statements of operations for the nine months ended November 30, 2002 and 2001	14
Unaudited interim consolidated balance sheets as of November 30, 2002 and February 28, 2002	15
Unaudited consolidated interim cash flow statements for the nine months ended November 30, 2002 and 2001	17
Notes to unaudited consolidated interim financial statements	18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        Concordia Bus AB ("Concordia" or the "Company") hereby submits the unaudited interim financial statements for the nine-month period ended November 30, 2002. The Company is a wholly owned subsidiary of Concordia Bus Holding AB (Reg. No. 556574-8240, domiciled in Stockholm), which is a part of the group of which Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company. All figures are expressed in millions of SEK if not otherwise indicated.

        You should read the following discussion in conjunction with the financial statements of Concordia included in this quarterly report starting on page 13. The financial statements of Concordia are prepared in accordance with accounting principles generally accepted in Sweden ("Swedish GAAP"), which differ in various respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The financial year-end for Concordia is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year ("fiscal 2003" for the year ending February 28, 2003). The end of the third financial quarter for Concordia is November 30 of each year.

        The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2002 has revised its accounting principle for provisions. This revision was in accordance with new accounting recommendations under Swedish GAAP. In accordance with Swedish GAAP, the revision has been reflected through a restatement of the historical financial results. For an explanation of the impact, see "notes to unaudited consolidated interim financial statements".

Financial Highlights

        The following table summarizes Concordia's results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Third Quarter ended November 30, 2002 compared to the Third Quarter ended November 30, 2001

	2002		2001
	SEK million	%	SEK million	%
Revenues	1,243	100.0%	1,107	100.0%
Operating loss	(21)	(1.7%)	(36)	(3.2%)
EBITDAR(1)	171	13.8%	133	12.0%
EBITDAR before exceptional items(2)	214	17.2%	150	13.6%
Net loss	(52)	(4.2%)	(70)	(5.0%)

9-month period ended November 30, 2002 compared to the 9-month period ended November 30, 2001

	2002		2001
	SEK million	%	SEK million	%
Revenues	3,570	100.0%	3,181	100.0%
Operating profit (loss)	(20)	(0.6%)	(66)	(1.8%)
EBITDAR(1)	515	14.4%	400	12.6%
EBITDAR before exceptional items(2)	582	16.3%	372	11.7%
Net loss	(159)	(4.5%)	(213)	(6.1%)

(1)
EBITDAR is defined as net income before interest, taxes, depreciation, amortization and rent expense (primarily lease payments on buses and on sale lease back transactions). EBITDAR is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to United States GAAP or Swedish GAAP measures of Net loss or as an indicator of Concordia's operating performance or cash flows from operations under United States GAAP or Swedish GAAP or as a measure of liquidity. It should be noted that EBITDAR is not a uniform or standardized measure and the calculation of EBITDAR may vary significantly from company to company and by itself provides no grounds for comparison of Concordia with other companies. EBITDAR has been derived from amounts found under "Consolidated statement of operations" on Page 13 and 14 of this quarterly report, prepared under Swedish GAAP.

(2)
Exceptional items are those, which the management believes, are non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items. See Note 2.

Third quarter ended November 30, 2002 compared to the third quarter ended November 30, 2001

        The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year.

Revenues

        Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Swebus provides at its depots to third parties and sales of diesel fuel.

        Revenues increased SEK 136 million, or 12%, from SEK 1,107 million for the quarter ended November 30, 2001 to SEK 1,243 million for the quarter ended November 30, 2002. Revenues from the provision of bus services for local public transportation authorities increased by SEK 148 million, or 15%, from SEK 971 million for the three months ended November 30, 2001 to SEK 1,119 million for the three months ended November 30, 2002. SEK 111 million of the increase was derived from our new Stockholm contracts, which Swebus started to operate on March 4, 2002. The remainder of the increase is attributable to net gain from our contracts re-tendered during the last financial year of SEK 16 million and increased revenue from contracts renewed at higher prices of SEK 14 million. In addition revenues benefited from an exceptional recovery of income for prior years of SEK 7 million.

        Revenues from express bus services decreased by SEK 4 million, or 5%, from SEK 73 million for the three months ended November 30, 2001 to SEK 69 million for the three months ended November 30, 2002. The revenue decrease is a result of lower number of passengers carried and the impact from the loss of our Stockholm-Karlstad route concession.

        Revenues from coach hire services declined by SEK 7 million or 19% from SEK 36 million for the three months ended November 30, 2001 to SEK 29 million for the three months ended November 30, 2002. The revenue decline was attributable to overall decrease in business activities and continuing travelers concerns over potential terrorist events.

        Other revenues amounted to SEK 26 million quarter ended November 30, 2002 and SEK 27 million for the three months ended November 30, 2001. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

        The net gain on sale of fixed assets is comprised of sales of real estate, buses and other assets held by Concordia. Gain on sale of fixed assets was SEK 2 million for the three months ended November 30, 2002, an increase of SEK 16 million from the loss on sale of fixed assets of SEK 14 million for the three months ended November 30, 2001. The gain on sale from buses was

SEK 1.3 million (2001 SEK 2 million). Gain on sale of property amounted to SEK 0.3 million compared to a loss of SEK 16 million for the corresponding quarter last year.

Operating Costs

        Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also consist of operating lease charges. Operating costs increased by SEK 144 million, or 14%, from SEK 1,025 million for the three months ended November 30, 2001 to SEK 1,169 million for the three months ended November 30, 2002. This increase is due to a number of factors, which are explained below.

Additional factors

        There has been an 13% increase in personnel costs, by SEK 76 million to SEK 673 million, for the three months ended November 30, 2002 from SEK 597 million for the three months ended November 30, 2001. The increased costs are largely due to an effective 2.9% increase in salary for white collar employees and new traffic operations in Stockholm. In addition a shortage of drivers in the Stockholm and Uppsala region necessitated increased overtime and inconvenient hours payments augmented by costs for driver training activities. Wage costs for the quarter also included an exceptional provision of SEK 7 million for the departing Managing Director of Swebus AB.

        In addition, fuel, tires and other consumable costs increased by 12% by SEK 26 million, to SEK 242 million for the three months ended November 30, 2002 from SEK 216 million for the three months ended November 30, 2001. The average fuel price for the three months was marginally lower at SEK 5.48 per liter compared to SEK 5.5 per liter for the three months period last year. Thus the increase is attributable to our new Stockholm contract, which required an increased use of diesel in the amount of SEK 14 million. The remaining increase of SEK 12 million was due to an increase in maintenance and tire costs and washing and cleaning costs arising mainly from the increased use of buses due to traffic volumes.

        Other external costs increased 7% by SEK 11 million, to SEK 159 million for the three months ended November 30, 2002 from SEK 148 million for the three months ended November 30, 2001. The increase was primarily due to an increase of facility costs of SEK 11 million, penalties for non-performance of SEK 10 million. This was offset by reductions in marketing and administrative overheads of SEK 3 million. It was also offset by reversal of provisions for loss contracts of SEK amounting to SEK 7 million.

        Operating lease charges increased by SEK 31 million to SEK 95 million for the three months ended November 30, 2002 from SEK 64 million for the three months ended November 30, 2001. This increase was principally a result of increased operational leasing of buses. The total number of buses under operating leases was 1,110 as of November 30, 2002.

Depreciation and Amortization

        Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included. Depreciation and amortization costs decreased by SEK 7 million from SEK 104 million for the three months ended November 30, 2001 to SEK 97 million for the three months ended November 30, 2002 as a result of increased operational leasing offset by depreciation on investments to serve the new Stockholm contracts amounting to SEK 6 million. Total goodwill amortization was SEK 11 million for both periods.

Operating Loss

        Operating loss decreased by SEK 15 million from a loss of SEK 36 million for the three months ended November 30, 2001 to a loss of SEK 21 million for the three months ended November 30, 2002, largely as a result of improved margins from new contracts and the impact of our cost reduction initiatives.

        Operating loss from bus operations for public authorities decreased by SEK 13 million from an operating loss of SEK 16 million for the three months ended November 30, 2001 to SEK 3 million loss for the three months ended November 30, 2002. This was largely due to our new contracts, which provide higher margins and our own reduction in operating costs. Operating profit from express bus services was lower at SEK 4 million for the three months ended November 30, 2002 compared to operating profit of SEK 5 million for the three months ended November 30, 2001. Operating loss from coach hire services was SEK 1 million for the three months ended November 30, 2002, compared to operating profit of SEK 1 million for the three months ended November 30, 2001 due largely to a reduction in revenue.

Financial Income and Expenses

        Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans. Net financial income and expenses decreased to SEK 44 million for the three months ended November 30, 2002, from SEK 55 for the quarter ended November 30, 2001, a total decrease of cost by SEK 11 million. This was largely due to a decrease in translation loss of SEK 19 million arising on our euro bond, which was offset by an increase in interest expenses and other financial charges by SEK 6 million due to an increase in the amount of our high yield debt in fiscal 2002, and lower interest income during the period of SEK 2 million.

Taxes

        The standard rate of taxation in Sweden is 28%. Concordia Bus has not paid any taxes for the three months ended November 30, 2002. The effective tax rate for the three months ended November 30, 2002 was 20%. The difference in the tax rate is due to a write-down of goodwill, (5%) and valuation allowances of net operating losses (3%).

Stockholm and Uppsala operating issues

        As reported in our second quarter report, our subsidiary in Sweden faced significant operating difficulty in the Stockholm and Uppsala region, due largely to poor operational planning of summer traffic as well as winter traffic schedules. Inability to influence inherited bus drivers under the new contracts due to a grace period of one year from March 4, 2002 and a shortage of drivers has been a problem. The result was an underperformance in our committed operational undertakings. This situation necessitated overtime, substantial inconvenient working hour payments, loss of revenues and penalties. In addition we aggressively recruited a large number of drivers resulting in unproductive driver's costs for 20 days per driver while training was given. However, operations are now under full control and the situation has normalized at both locations. Third quarter thus experienced exceptional costs of SEK 43 million (SEK 24 million in second quarter).

        This situation has led to an imbalance in the number of our drivers and created excess capacity, which is currently being addressed. We expect the fourth quarter will have a continuing negative impact estimated at SEK 20 million due to these conditions. We strongly believe that strengthening operating management at both the head office and depots in Stockholm will enable us to recover a significant portion of these losses during the next financial year.

Trend Information

        During the current financial year, we have submitted tenders for 975 buses out of the 1,298 that were open for competitive tenders, of these we already operate 396 buses. We have so far retained 42 buses out of the 287 buses where results have been announced. We have also gained new contracts on 39 buses providing a net renewal rate of 28%.

        We currently await the result of 357 buses of which Concordia operates 99 buses. We are currently in the process of submitting a bid for 100 additional buses.

        Pricing on won contracts was higher by 26%. Our biggest loss was in Norway of 60 buses due to a price differential of SEK 2 million. In Sweden losses were due to price competition from smaller players in northern parts of Sweden where we do not have a strong presence. We believe that the resulting impact of these wins on the new incumbents will not prove to be financially beneficial.

        Management believes that the favorable pricing environment in Sweden in key city areas and moderate price increases in Finland will continue.

9-month period ended November 30, 2002 compared to the 9-month period ended November 30, 2001

        The following section provides an analysis of our results of operations between the actual numbers for the nine-month period March 1–November 30, 2002 as compared with the nine-month period March 1–November 30, 2001

Revenues

        Revenues increased SEK 389 million, or 12%, from SEK 3,181 million for the nine months ended November 30, 2001 to SEK 3,570 million for the nine months ended November 30, 2002. Revenues from the provision of bus services for local public transportation authorities increased by SEK 407 million, or 15%, from SEK 2,768 million for the nine months ended November 30, 2001 to SEK 3,175 million for the nine months ended November 30, 2002. SEK 304 million of the increase was derived from our new Stockholm contracts, which Swebus started to operate on March 4, 2002. The remainder of the increase is attributable to net gain from our contracts re-tendered during the last financial year of SEK 53 million and increased revenue from contracts renewed at higher prices of SEK 50 million.

        Revenues from express bus services decreased by SEK 3 million, or 1%, from SEK 226 million for the nine months ended November 30, 2001 to SEK 223 million for the nine months ended November 30, 2002 largely due to the loss of a route concession.

        Revenues from coach hire services declined by SEK 14 million, or 12%, from SEK 116 million for the nine months ended November 30, 2001 to SEK 102 million for the nine months ended November 30, 2002 due to a decline in business activity resulting from poor economic developments.

        Other revenues amounted to SEK 71 million for the nine months ended November 30, 2001 and SEK 70 million for the nine months ended November 30, 2002. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

        Gain on sale of fixed assets is comprised of sales of real estate, buses and other assets. Gain on sale of fixed assets decreased from SEK 35 million for the nine months ended November 30, 2001 to SEK 8 million for the nine months ended November 30, 2002 due to exceptional property gain during the nine months ended November 30, 2001.

Operating Costs

        Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs increased by SEK 338 million, or 11%, from SEK 2,981 million for the nine months ended November 30, 2001 to SEK 3,310 million for the nine months ended November 30, 2002. This increase is due to a number of factors, which are outlined below.

Additional factors

        There has been an 12% increase in personnel costs, by SEK 200 million to SEK 1,932 million, for the nine months ended November 30, 2002 from SEK 1,732 million for the nine months ended November 30, 2001. The increased costs are largely due to an effective 2.9% increase in salary for white collar employees and the new traffic operations in Stockholm. In addition a shortage of drivers in the Stockholm and Uppsala region necessitated increased overtime and inconvenient hours payments augmented by costs for driver training activities.

        In addition, fuel, tires and other consumable costs have increased 9% by SEK 57 million to SEK 670 million for the nine months ended November 30, 2002 from SEK 613 million for the nine months ended November 30, 2001, largely due to the new Stockholm contract.

        Other external costs increased by SEK 72 million to SEK 708 million for the nine months ended November 30, 2002 from SEK 636 million for the nine months ended November 30, 2001. The increase is due to higher operating lease charges as a result of increased operating leases.

Depreciation and Amortization

        Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included. Depreciation and amortization costs decreased by SEK 13 million, or 4%, from SEK 301 million for the nine months ended November 30, 2001 to SEK 288 million for the nine months ended November 30, 2002 principally as a result of the increased operational leasing of buses, offset by depreciation as a result of investments in new buses for the Stockholm contracts, amounting to SEK 6 million. Total goodwill amortization was SEK 33 million for the nine months ended November 30, 2002, which was the same amount as for the nine months ended November 30, 2001.

Operating Loss

        Our operating loss was SEK 20 million for the nine months ended November 30, 2002, compared to an operating loss of SEK 66 million for the nine months ended November 30, 2001. Operating profit from bus operations for local public transportation authorities was SEK 11 million for the nine months ended November 30, 2002, compared to an operating loss of SEK 112 million for the nine months ended November 30, 2001. Operating profit from express bus services increased by SEK 5 million to SEK 21 million for the nine months ended November 30, 2002 compared to SEK 16 million for the nine months ended November 30, 2001. Operating profit from coach hire services decreased from SEK 10 million for the nine months ended November 30, 2001, to SEK 4 million for the nine months ended November 30, 2002.

Financial Income and Expenses

        Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks. Financial income and expenses (net) decreased SEK 31 million from SEK 217 million for the nine months ended November 30, 2001 to SEK 186 million for the nine months ended November 30, 2002. This decrease is primarily due to decreased foreign exchange losses of SEK 52 million. This was offset by higher interest charges of SEK 14 million, higher amortisation of capitalized cost of SEK 3 million and lower financial income of SEK 4 million, compared to the prior period.

Taxes

        The standard rate of taxation in Sweden is 28%. Concordia Bus has not paid any taxes for the nine months ended November 30, 2002. The effective tax rate for the nine months ended November 30, 2002 was 22%. The difference in the tax rate is due to a write-down of goodwill (5%) and valuation allowances of net operating losses (1%).

Liquidity and Capital Resources

        Concordia will require cash principally to repay indebtedness incurred in connection with financing its acquisition of Concordia Bus Nordic AB in January 2000. Most of this indebtedness is comprised of the senior subordinated notes and the borrowings under senior loan facilities.

        During February 2002 Concordia restructured its credit facilities with the issue of additional senior subordinated bonds of €60 million. The proceeds were used to pre-pay senior credit facilities, to provide adequate liquidity and to fund the purchase of buses for our new Stockholm contract that started on March 4, 2002.

        The outstanding amount of the senior subordinated notes as of November 30, 2002 was €160 million. These notes will mature on February 15, 2010 and carry a fixed interest rate of 11% per annum. Interest is paid on February 15 and August 15 of each year until maturity.

        The senior credit facilities currently include a term loan of SEK 850 million, a bullet loan of SEK 150 million, a general-purpose revolving credit facility of SEK 100 million and an overdraft facility of SEK 50 million. The loan accrues interest of STIBOR or EURIBOR plus 1.75%–2.00%. As of November 30, 2002, SEK 995 million of this facility was outstanding. As of November 30, 2002 Concordia had total net indebtedness of SEK 2,326 million. The interest expense for the nine months ended November 30, 2002 was SEK 178 million. Concordia Bus has complied with all of its covenants as of November 30, 2002.

        Net cash from operating activities after payments of interest and tax liabilities and before working capital changes was SEK 139 million for the nine months ended November 30, 2002, compared to SEK 42 million for the nine months ended November 30, 2001. The increase of SEK 97 million during the period increased the opening cash balance as of February 28, 2002. The cash was then applied towards a working capital increase of SEK 101 million and SEK 158 million of capital expenditure million resulting from the new Stockholm contract. These were included in the cash balance as of February 28, 2002.The remaining working capital movement is explained by payment of a pension refund owed to Stagecoach, financing of bank and professional charges accrued as of February 28, 2002 and increased current receivables due to higher traffic volumes.

        Concordia has entered into interest and foreign exchange hedging arrangements in accordance with the terms of its debt obligations. See the sub-heading "Foreign Exchange" in the section "Quantitative and Qualitative Disclosure about Market Risk."

        Net capital expenditures totaled SEK 174 million for the nine months ended November 30, 2002. Capital expenditures primarily consisted of purchases of equipment and buses. The high capital expenditure is primarily due to investments in buses for the new Stockholm contracts during the first quarter of SEK 151 million. These buses were financed in connection with debt restructuring completed in February 2002. Of the remaining gross capital expenditures of SEK65 million, SEK 11 million relates to purchase of equipment, SEK 4 million relates to purchase of land and buildings which we are trying to secure operating lease financing and SEK 10 million for the purchase of old gasoline buses and SEK 22 million for the Coaches and small mini buses where we do not have residual value guarantees. We have secured finance leases for these buses for a period of 4 years. Remaining expenditure of SEK 18 million relates bus renovation under new contracts and compliance with environment regulations requiring CRT filters on engines and thus avoiding capital expenditure.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

  •
  Interest rates on debt;

  •
  Foreign exchange rates;

  •
  Fuel prices; and

  •
  Inflation.

        The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

        We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. We currently hedge our exposure to interest rate fluctuations through the use of derivative instruments. Our policy is to ensure that interest rate payments on at least 50% of our senior term loans are hedged for a period of three years. We have entered into Swedish Kronor interest rate swaps and caps to fix a portion of the payments we make under the senior facility. We have also entered into Euro interest rate swaps and caps to fix a portion of our loans in Euro, for our operations in Finland.

        Based on variable debt levels at November 30, 2002 of SEK 995 million, a 1% change in interest rates would impact net interest expense by approximately SEK 9.9 million per annum, in addition a 1% change in interest rates would increase operating lease charges by SEK 16 million per annum. Senior subordinated notes outstanding at November 30, 2002 with a carrying value of SEK 1,451 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

        We are also exposed to currency fluctuations on our loans, primarily as a result of having to make interest payments in Euro on our senior subordinated notes. We have entered into collar arrangements through the sale of puts and the purchase of calls with the same settlement dates. While this arrangement caps the amount of benefit we can obtain from an appreciation of the Swedish Kronor against the Euro, it also caps our potential increased interest costs through a depreciation of the Swedish Kronor against the Euro. Our policy is to hedge 50% of our future interest payments on the senior subordinated notes against adverse movements for us in the Swedish Kronor/Euro exchange rate and to hedge 100% of our future payments on the senior subordinated notes through a cap on positive movements for us in the Swedish Kronor/Euro exchange rate. See the subheading "Liquidity and Capital Resources" in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations." We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 11.7 million per annum.

Fuel Prices

        Concordia is also exposed to commodity price risk through its requirements for diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have hedges in place to purchase portions of our diesel fuel at fixed SEK prices through

February 28, 2004. We have achieved this fixed SEK price through a combination of two hedges. We have a fuel price hedge to purchase diesel fuel at fixed dollar prices and a corresponding currency hedge to fix the SEK rate at which we purchase dollars. We hedge only the non-tax portion of our diesel fuel costs. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 12 million per annum.

Inflation

        Inflation had no material impact on our operations during the nine months ended November 30, 2002 or the year ended February 28, 2002. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are currently subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us. A 1% increase in inflation would have a positive benefit of approximately SEK 9 million per annum when compared to the previous year.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THIRD QUARTER

	Note	September 1, 2002– November 30, 2002	September 1, 2001– November 30, 2001
		(Unaudited)	(Unaudited)
		(In millions of SEK except loss per share)
Net revenue	1	1,243	1,107

Fuel, tires and other consumables		(242)	(216)
Personnel costs		(673)	(597)
Other external costs		(159)	(148)
Operating lease charges	5	(95)	(64)
Depreciation and amortization		(97)	(104)
Gain (Loss) on sale of fixed assets		2	(14)

Operating Loss	1,2	(21)	(36)

Interest income		2	3
Interest expense and similar items	3	(46)	(58)
Financial income and expenses		(44)	(55)
Loss after financial items		(65)	(91)

Taxes		13	21

Net loss for the period		(52)	(70)

Number of shares (basic and diluted)		5,000	5,000
Loss per share (SEK)		(10,436)	(13,933)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS PERIOD

	Note	March 1, 2002– November 30, 2002	March 1, 2001– November 30, 2001
		(Unaudited)	(Unaudited)
		(In millions of SEK except loss per share)
Net revenue	1	3,570	3,181

Fuel, tires and other consumables		(670)	(613)
Personnel costs		(1,932)	(1,732)
Other external costs		(461)	(471)
Operating Lease Charges	5	(247)	(165)
Depreciation and amortization		(288)	(301)
Gain on sale of fixed assets		8	35

Operating (Loss)	1,2	(20)	(66)

Interest income		7	9
Interest expense and similar items	3	(193)	(226)
Financial income and expenses		(186)	(217)
Loss after financial items		(206)	(283)

Taxes		46	70

Net loss for the period		(160)	(213)

Number of shares (basic and diluted)		5,000	5,000
Loss per share (SEK)		(32,113)	(42,595)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

	Note	November 30, 2002	February 28, 2002
		(Unaudited)
		(In millions of SEK)
ASSETS
Fixed assets
Goodwill		776	809

Total intangible fixed assets		776	809

Buildings and land		6	1
Equipment, tools, fixtures and fittings		38	44
Vehicles		1,905	1,971

Total tangible fixed assets		1,949	2,016

Capitalized borrowing costs		94	103
Other long-term receivables		14	14
Receivable due from group companies		17	23

Total financial fixed assets		125	140

Total fixed assets		2,850	2,965

Current assets
Inventories		33	31

Accounts receivable		355	343
Other current receivables		34	26
Accrued income and prepaid expenses		244	157

Total receivables		633	526
Cash and bank balances	4	138	422

Total current assets		804	979

TOTAL ASSETS		3,654	3,944

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

	Note	November 30, 2002	February 28, 2002
		(Unaudited)
		(In millions of SEK)
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity
Restricted equity
Share capital (5 000 shares at par value SEK 100)		1	1

Total restricted equity		1	1

Non-restricted equity
Retained earnings		424	706
Net loss		(160)	(286)

Total non-restricted equity		264	420

Total shareholder's equity	8	265	421

Liabilities
Provisions
Provisions for pensions and similar commitments		66	68
Provisions for loss contracts		22	31
Deferred tax liability		92	146

Total provisions		180	245

Non current liabilities
Liabilities to credit institutions	4	1,008	1,021
Senior subordinated notes	4	1,451	1,454
Liabilities to group companies		—	5

Total non current liabilities		2,459	2,480

Current liabilities
Short-term portion of long-term liabilities	4	5	39
Accounts payable		206	163
Income tax liabilities		1	1
Other current liabilities		87	179
Accrued expenses and deferred income		451	416

Total current liabilities		750	798

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		3,654	3,944

PLEDGED ASSETS AND CONTINGENT LIABILITIES	7
Pledged assets		3,264	3,377
Contingent liabilities		649	649

TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		3,913	4,026

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Group March 1, 2002– November 30, 2002	Group March 1, 2001– November 30, 2001
		(Unaudited)	(Unaudited)
Cash flow from operating activities
Loss after financial items		(206)	(283)
—Reversal of depreciation and amortization		288	301
—Reversal of capital gains		(8)	(35)
—Reversal of change of provisions		20	(7)
—Reversal of amortization of deferred financing costs		13	11
Change in interest receivables		(7)	(11)
Change in interest liabilities		185	170
Interest and other financial items paid		(143)	(145)
Paid taxes		3	(7)
Exchange (gain)/loss		(5)	48

		139	42

Change in working capital
Increase (-)/decrease (+) in stock		(2)	(1)
Increase (-)/decrease (+) in current receivables		(138)	52
Increase (+)/decrease (-) in current liabilities		(68)	(93)

Net cash flow used in operating activities		(69)	0

Cash flow from investing activities
Investments in financial fixed assets		(4)	—
Investments in land, buildings, machinery and equipment		(215)	(33)
Sales of land, buildings, machinery and equipment		41	191
Sale of financial fixed assets		0	101
Interests and dividends		7	4

Net cash flow used in investing activities		(172)	263

Cash flow from financing activities
Payments of long-term borrowings		(45)	(288)

Net cash flow provided by (used in) financing activities		(45)	(288)

INCREASE (DECREASE) IN CASH AND BANK BALANCES		(286)	(25)

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		422	242

Translation difference		2	5

CASH AND BANK BALANCES AT END OF PERIOD		138	222

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

        Concordia Bus AB, together with its subsidiaries ("Concordia"), is a Swedish registered limited liability company, wholly owned by Concordia Bus Holding AB (reg no 556574-8240) with its registered office in Stockholm, Sweden. The ultimate parent company of the group is Concordia Bus BV, a company domiciled in the Netherlands.

        The operations of Concordia consist of providing regular bus services under contract through its subsidiary Concordia Bus Nordic AB, to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Concordia also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm.

        The unaudited consolidated financial statements for the nine months ended November 30, 2002 and 2001 include adjustments, all of which are normal recurring adjustments, which Concordia's management considers necessary for a fair presentation of the results for these unaudited periods.

Accounting principles

        The same accounting policies and methods of computation are followed for the nine months ended November 30, 2002 consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2002 has revised the accounting principle for provisions. In accordance with new accounting recommendations under Swedish GAAP any provisions necessary under the new recommendation as of the date of the opening balance sheet are reflected through a restatement of the historical financial results.

        For the purpose of computing the provision for loss making contracts, contract profitability was previously grouped at a regional level and it was possible to offset certain of the loss making contracts against profitable contracts. Effective March 1, 2002, Swedish GAAP does not permit such grouping. Management has provided for such loss making contracts at the lowest level for each separate identifiable cash flow. Losses are recognized in the period management identifies that cumulative losses will be incurred on a particular contract. The loss is computed after taking account of direct costs and the depreciation of buses that will be used to meet the service obligation. The impact of restating prior periods is as follows:

	Previously reported	Change in accounting policy	Change in accounting policy	Restated amounts
			(tax effect)
Net loss for the three month period ended November 30, 2001	(70)	—	—	(70)
Net loss for the nine months ended November 30, 2001	(213)	—	—	(213)
Net loss for the three months ended February 28, 2002	(70)	(4)	1	(73)
Shareholder's equity as of February 28, 2001	723	(27)	7	703
February 28, 2002	444	(31)	8	421

Going concern

        The financial Statements have been prepared under the going concern concept. Attention is drawn to Note 9.

        These unaudited interim financial statements have been prepared in accordance with the recommendations issued by the Swedish Accounting Council's recommendation regarding interim financial statements.

Note 1.    Net revenue and operating profit (loss) by segment

	September 1, 2002– November 30, 2002	September 1, 2001– November 30, 2001	March 1, 2002– November 30, 2002	March 1, 2001– November 30, 2001
Revenue
CPTA—Sweden	915	752	2,539	2,119
CPTA—Norway	105	124	339	378
CPTA—Finland	99	95	297	271

Total CPTA	1,119	971	3,175	2,768
Express	69	73	223	226
Interbus	29	36	102	116

Total bus operations	1,217	1,080	3,500	3,110
Other revenue and group elimination	26	27	70	71

Total revenue	1,243	1,107	3,570	3,181

        Operating profit (loss) by segment, before overhead allocation.

	September 1, 2002– November 30, 2002	September 1, 2001– November 30, 2001	March 1, 2002– November 30, 2002	March 1, 2001– November 30, 2001
Operating profit (loss)
CPTA—Sweden	1	(7)	19	(87)
CPTA—Norway	2	(3)	5	(7)
CPTA—Finland	(6)	(6)	(13)	(18)

Total CPTA	(3)	(16)	11	(112)
Express	4	5	21	16
Interbus	(1)	1	4	10

Total Express and Interbus	3	6	25	26
Total bus operations	0	(10)	36	(86)
Gain of sale of fixed assets	2	4	9	35
Goodwill amortization	(11)	(11)	(33)	(33)
Head office items and others	(12)	(19)	(32)	18

Total operating loss	(21)	(36)	(20)	(66)

Note 2.    Items affecting comparability and other exceptional items*

	September 1, 2002– November 30, 2002	September 1, 2001– November 30, 2001	March 1, 2002– November 30, 2002	March 1, 2001– November 30, 2001
MSEK
Gain/(Loss) on Sale of Property	0	16	—	(29)
Start up costs	—	1	—	1
Stockholm/Uppsala exceptional operating costs	43	—	67	—
Termination payment Departing MD	7	—	7	—
Exceptional Revenue relating to prior years	(7)	—	(7)	—

Total	43	17	67	(28)

*
Exceptional items are those, which the management believes, are to a large extent non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items.

        We have restated year to date exceptional costs with SEK 24 million for Stockholm under performance as outlined above. These costs were incurred during the period June 1, 2002 to August 31, 2002 and comprise higher wages, subcontracting and penalties and fuel costs.

Note 3.    Interest expense and similar items

	September 1, 2002– November 30, 2002	September 1, 2001– November 30, 2001	March 1, 2002– November 30, 2002	March 1, 2001– November 30, 2001
MSEK
Interest cost payable	(55)	(46)	(177)	(154)
Amortization of deferred financing costs	(4)	(4)	(14)	(11)
Other financial charges	(2)	(5)	(7)	(16)
Foreign exchange gains/(losses)	15	(3)	5	(45)

Total	(46)	(58)	(193)	(226)

Note 4.    Liabilities to credit institutions and net indebtedness

	November 30, 2002	February 28, 2002
MSEK
Syndicated bank facility, STIBOR/EURIBOR	995	1,060
Senior Subordinated Notes, 11%	1,451	1,454

Liabilities to credit institutions	2,446	2,514
Other long-term liabilities	18	5

Total debt	2,464	2,519
Less Cash and bank balance	(138)	(422)

Net indebtedness	2,326	2,097

Note 5.    Operating leases

        The net present values of the future lease payments for rentals are as follows:

	November 30, 2002	February 28, 2002
MSEK
Net present value of future lease payments
—Vehicles	926	683
—Real estate and other	61	65

Total	987	748

Note 6.    Fair value of financial instruments

Fuel hedge contracts

        The Concordia Bus Group is exposed to commodity price risk through its fuel usage. Management actively tries to minimize the negative effects of fluctuations in the market price. During the third quarter ended November 30, 2002, 48% of Concordia's exposed fuel usage was hedged at a fixed price for the coming 15 months. The hedge contracts expire February 28, 2004.

Interest/currency hedges

        Certain of Concordia's borrowings are on a floating rate. Management has made a decision to actively try to minimize the risk of interest rate fluctuations by entering into interest rate swaps and interest rate caps, which gives Concordia a larger portion of fixed interest rate arrangements. The policy is intended to ensure that interest payments on at least 50% of the loans are hedged for at least 3 years.

        The Company is also exposed to currency fluctuations, primarily as an effect of loans denominated in foreign currencies. Management has made a conscious decision to try to minimize the impact of currency fluctuations on cash payments related to foreign currencies and has therefore entered into currency collar arrangements. As of November 30, 2002, 50% of the interest payments on the senior subordinated notes of €160 million were hedged for the coming 3 years.

Note 7.    Pledged assets and contingent liabilities

	November 30, 2002	February 28, 2002
MSEK
Pledged shares in subsidiaries	1,242	1,289
Mortgage deeds	—	—
Floating charge certificates	117	117
Pledged assets	1,905	1,971
Guarantees and other contingent liabilities	1	1
Conditional shareholder's contribution	648	648

Total	3,913	4,026

        The following securities exist as of November 30, 2002:

        The company has pledged the shares of Concordia Bus Nordic AB;

        Concordia Bus Nordic AB has pledged the shares of

    Swebus Fastigheter AB,
    Swebus AB,
    Concordia Bus Finland Oy AB,
    Swebus Bus Co AB,
    Ingenior M.O. Schoyens Bilcentraler AS;

        Swebus Fastigheter AB has pledged the shares of

    Alpus AB,
    Enköping-Bålsta Fastighets AB, and
    Malmfältens Omnibus AB;

        Swebus Busco AB has granted pledge over its buses in aggregate amount of 1,596,067,000;

        Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,316,138;

        Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 100,000,000;

        Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

        Enköping-Bålsta Fastighets AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

        Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500,000.

Note 8.    Equity

	Restricted equity	Unrestricted equity
MSEK
Opening balance March 1, 2002	1	420
Net loss for the period	—	(160)
Change in cumulative translation adjustment	—	4

Ending balance November 30, 2002	1	264

Note 9.    Going Concern Risk

        Concordia Bus AB ("Concordia") is a holding company, with its main asset being its investment in Concordia Bus Nordic AB (and subsidiaries). This means that Concordia Bus AB and Concordia Bus Nordic's ability to service its existing debt (interest and amortization) is dependent on transfer of profits from the underlying business. Profits generated by the underlying business during the period March 1, 2002–November 30, 2002 has not been sufficient to cover Concordia's costs. Concordia Bus Nordic is continuing to implement several cost-reduction initiatives and has started to see signs of significant improvements in compensation levels from its contracts with public transportation authorities.

        If these subsidiaries are not successful in its cost-cutting initiatives and its losses continue, these companies' equity base may need to be restored, they may need waivers from its lenders or additional cash funding in order to continue to present its financial statements under the assumption of a going concern. If such equity funding, waivers or cash funding is not obtained, the investment in these subsidiaries may be impaired and the group may not be able to continue under the assumption of a going concern.

        These financial statements have been prepared under the assumption that the group will be successful in its initiatives and consequently they have been prepared under the assumption of a going concern. These financial statements are also prepared under the assumption that Concordia's subsidiaries will be in compliance with their debt covenants for the upcoming 12-month period. If Concordia would be in breach of any of its debt covenants during the next 12 months, a major portion of its long-term debt amounting to SEK 2,459 million could potentially become due and payable and hence such amount of the loans should have been classified as short term as of November 30, 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORDIA BUS AB (PUBL) (REGISTRANT)
DATE: December 30, 2002	By:	/s/ VASANT MISTRY Vasant Mistry Chief Financial Officer

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CONCORDIA BUS AB STOCKHOLM, SWEDEN THIRD QUARTER SEPTEMBER 1, 2002–NOVEMBER 30, 2002 AND NINE MONTHS PERIOD MARCH 1, 2002–NOVEMBER 30, 2002
INDEX
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THIRD QUARTER
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE NINE MONTHS PERIOD
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED CASH FLOW STATEMENTS
NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIGNATURES